                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                           Westmoreland Coal Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)
                    Common Stock, $2.50 per share par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  960878-10-6
                         ------------------------------
                                 (CUSIP Number)

                              Beverly Cole McGuire
                         c/o Penn Virginia Corporation
                          One Radnor Corporate Center
                                   Suite 200
                              100 Matsonford Road
                         Radnor, PA 19087  610-687-8900
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 10, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement / / . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


  CUSP NO.      960878-10-6                                        PAGE   2   of        PAGES
           ---------------------                                        -----    ------

- ---------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


              PENN VIRGINIA EQUITIES CORPORATION                                                51-0229894

- ---------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)  / /
                                                                                                         (b)  / /



- ---------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY



- ---------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS



- ---------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                                                               / /

- ---------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- ---------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                      1,754,411
            OWNED            ----------------------------------------------------------------------------------------------
             BY                  8      SHARED VOTING POWER
            EACH
         REPORTING                        0
           PERSON            ----------------------------------------------------------------------------------------------
            WITH                 9      SOLE DISPOSITIVE POWER

                                          1,754,411

                             ----------------------------------------------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                          0

- ---------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,754,411

- ---------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              / /


- ---------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              25.23%

- ---------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

              CO
- ---------------------------------------------------------------------------------------------------------------------------

                 This Amendment No. 11 amends and supplements the Statement on
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on November 1, 1978 (the "Initial Statement"), as amended by Amendments Nos. 1-10 filed with the Commission from time to time thereafter (the Initial Statement and Amendment Nos. 1-10 inclusive, the "Statement") by Penn Virginia Equities Corporation, a Delaware corporation (the "Company"), relating to the common stock, par value $2.50 per share (the "Common Stock"), of Westmoreland Coal Company, a Delaware corporation ("Westmoreland").

                 The undersigned hereby amends and supplements Items 2, 4, 5 and 7 of the Statement by adding the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Statement):


Item 2.  Identity and Background.

                 Item 2 is hereby amended by inserting the following in lieu of the third and fourth paragraphs thereof:

                 The Company is a wholly owned subsidiary of Penn Virginia Corporation, a Virginia corporation ("Penn Virginia"), whose address is One Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087. Penn Virginia, through its subsidiaries, is engaged primarily in leasing of mineral rights, collection of royalties and development and production of oil and natural gas.

                 The name, present principal occupation and address of employment of each executive officer, director and controlling person of the Company and Penn Virginia are set forth in Exhibit A attached hereto.


Item 4.  Purpose of Transaction.

                 Item 4 is hereby amended by the addition of the following:

                 Penn Virginia and Westmoreland are currently in discussions with respect to a termination of a portion of the Virginia coal property lease between the two companies and a restructuring of the remainder of the lease. To date, no definitive agreement has been reached.

                 On May 10, 1996, Lennox K. Black, Penn Virginia's Chairman of the Board, resigned from Westmoreland's Board of Directors.

Item 5.  Interest In Securities Of The Issuer.

                 Item 5 is hereby amended by the addition of the following:

                 Exhibit D, attached hereto, shows the number of shares of Common Stock beneficially owned, directly or indirectly, by each person identified in Item 2 of the Statement. Except as otherwise noted in Exhibit D, such persons have sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of the shares listed opposite their names in Exhibit D.

Item 7.  Materials to Be Filed As Exhibits.

         Exhibit A        Name, present principal occupation and address of
                          employment of each executive officer, director and controlling person of the Company and Penn Virginia.

         Exhibit D        List of shares of Common Stock of Westmoreland Coal
                          Company beneficially owned by each executive officer, director and controlling person of the Company and Penn Virginia.





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
                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       PENN VIRGINIA EQUITIES CORPORATION


                                       By: /s/ Beverly Cole McGuire

Beverly Cole McGuire, Secretary

Dated: May 10, 1996

                                   EXHIBIT A

                 Name, present principal occupation and address of employment of each executive officer, director and controlling person of Penn Virginia Equities Corporation and Penn Virginia Corporation.


                 Name and Address                                          Present Principal Occupation
                 ----------------                                          ----------------------------
                 Lennox K. Black (2)                                       Chairman of the Board, Penn Virginia Corporation;
                 ---------------                                           Chairman of the Board, Teleflex, Inc. (equipment
                 630 West Germantown Pike                                  manufacturer)
                 Plymouth Meeting, PA  19462

                 John D. Cadigan (2)                                       President, Rio Petrol, Inc.
                 ---------------                                           (oil and gas investments); Vice President, Campbell
                 300 Harbor Building                                       Investment
                 100 Second Avenue, South                                  Co. (investments)
                 Edmonds, WA  98020

                 A. James Dearlove (1) (2)                                 President and Chief Executive Officer, Penn Virginia
                 -----------------                                         Corporation; President, Penn Virginia Equities
                 One Radnor Corporate Center                               Corporation
                 100 Matsonford Road, Ste. 200
                 Radnor, PA  19087

                 John A. H. Shober (2)                                     Retired Chief Executive Officer and President of
                 -----------------                                         Penn Virginia Corporation
                 One Radnor Corporate Center
                 100 Matsonford Road, Ste. 200
                 Radnor, PA  19087

                 Hans-Albert Oppenborn (2)                                 Head of the Department
                 ---------------------                                     Economic Analysis of PreussenElektra AG
                 Treschowstrasse 5, 30457
                 Hannover, Germany

                 Johannes Teyssen (2)                                      Head of the Legal Division of PreussenElektra AG
                 ----------------
                 Treschowstrasse 5, 30457
                 Hannover, Germany

                 Frederick C. Witsell, Jr. (2)                             Vice Chairman, J.P. Morgan Florida FSB
                 -------------------------
                 109 Royal Palm Way
                 Palm Beach, FL  33480

                 Minturn T. Wright, III (2)                                Retired Partner, Dechert Price & Rhoads (attorneys)
                 ----------------------
                 4000 Bell Atlantic Tower
                 1717 Arch St.
                 Philadelphia, PA  19103

                 Steven W. Tholen (1)                                      Vice President and Chief Financial Officer, Penn Virginia
                 ----------------                                          Corporation Vice President, Penn Virginia Equities
                 One Radnor Corporate Center                               Corporation
                 100 Matsonford Rd., Ste 200
                 Radnor, PA  19087

                 David R. Barker                                           Vice President, Penn Virginia Corporation
                 ---------------
                 999 Executive Park Boulevard
                 Suite 300
                 Kingsport, TN  37662

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
                 Name and Address                                          Present Principal Occupation
                 ----------------                                          ----------------------------
                 Keith D. Horton                                           Vice President, Penn Virginia Corporation
                 ---------------
                 U.S. Highway 58-421 West
                 P.O. Box 386
                 Duffield, VA 24244

                 Ann N. Horton                                             Controller, Penn Virginia Corporation; Controller Penn
                 --------------                                            Virginia Equities Corporation
                 999 Executive Park Boulevard
                 Suite 300
                 Kingsport, TN  37662

                 Beverly Cole McGuire (1)                                  Corporate Secretary, Penn Virginia
                 --------------------                                      Corporation; Secretary,
                 One Radnor Corporate Center                               Penn Virginia Equities Corporation
                 100 Matsonford Rd., Ste. 200
                 Radnor, PA  19087


         (1)     Director of Penn Virginia Equities Corporation.
         (2)     Director of Penn Virginia Corporation.

                                   EXHIBIT D

                 Listed below are the shares of common stock of Westmoreland Coal Company beneficially owned by each executive officer, director and controlling person of Penn Virginia Equities Corporation and Penn Virginia
Corporation:

                                                                                    Shares Beneficially Owned
                 Name                                                                    on May 10, 1996
                 ----                                                               --------------------------
         Lennox K. Black                                                                     4,500 (1)
         John D. Cadigan                                                                     --
         A. James Dearlove                                                                   --
         John A. H. Shober                                                                   --
         Hans-Albert Oppenborn                                                               --
         Johannes Teyssen                                                                    --
         Frederick C. Witsell, Jr.                                                           --
         Minturn T. Wright, III                                                              --
         Steven W. Tholen                                                                    --
         David R. Barker                                                                     --
         Keith D. Horton                                                                     --
         Ann N. Horton                                                                       --
         Beverly Cole McGuire                                                                --

(1) Represents shares beneficially owned by Lennox K. Black pursuant to presently exercisable non-qualified stock options.





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